EXHIBIT 6.37

                           Amendment to Merger Agreement

Robert Menniges
Arrow Towing and Recovery, Inc.
July 30, 1999

The legal documentation necessary to close the funding has not been completed despite a tremendous effort by the personnel at 1-800-AutoTow and the attorneys for all parties. We request an extension on your Purchase Agreement until August 6, 1999.

Because of this delay and for your consideration of this extension, rather than utilize the contracted stock price calculation in the Agreement, we are willing to fix your stock price at $0.70 per share. Regarding the $25,000 of stock that was a deposit, we acknowledge that it is forfeited to you, however, in determining the number of shares for the deposit, that portion will be calculated in the orginal way, which is, the average stock price of the 5 trading days before and the 5 trading days after the closing (funding).

By executing this Amendment, you acknowledge a waiver of the July 30, 1999 funding date in the Purchase Agreement and grant an extension until the end of this week (August 6, 1999).

Sincerely,
                                            Agreed:
/s/ Joel B. Nagelmann                       /s/ Robert Menniges
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Joel B. Nagelmann                           Robert Menniges
President & CEO                             Seller